UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 24)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              L Q Corporation, Inc.
                              ---------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    50213T104
                                    ---------
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 9, 2007
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_].

                                  SCHEDULE 13D
CUSIP No. 50213T104
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Barington Companies Equity Partners, L.P.                    13-4088890
________________________________________________________________________________
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [_]
________________________________________________________________________________
3)  SEC USE ONLY
________________________________________________________________________________
4)  SOURCE OF FUNDS            WC
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [_]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
________________________________________________________________________________
                                7)  SOLE VOTING POWER
NUMBER OF                                 92,488
SHARES                        __________________________________________________
BENEFICIALLY                    8)  SHARED VOTING POWER
OWNED BY                                  none
EACH                          __________________________________________________
REPORTING                       9)  SOLE DISPOSITIVE POWER
PERSON                                    92,488
WITH                          __________________________________________________
                                10) SHARED DISPOSITIVE POWER
                                           none
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           92,488
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           2.88%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON
                                           PN

                                  SCHEDULE 13D
CUSIP No. 50213T104
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Barington Companies Investors, LLC                           13-4126527
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [_]
________________________________________________________________________________
3)  SEC USE ONLY
________________________________________________________________________________
4)  SOURCE OF FUNDS       OO
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [_]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
________________________________________________________________________________
                                7)  SOLE VOTING POWER
NUMBER OF                                92,488
SHARES                        __________________________________________________
BENEFICIALLY                    8)  SHARED VOTING POWER
OWNED BY                                 none
EACH                          __________________________________________________
REPORTING                       9)  SOLE DISPOSITIVE POWER
PERSON                                 92,488
WITH                          __________________________________________________
                                 10) SHARED DISPOSITIVE POWER
                                         none
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         92,488
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         2.88%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON
                                         OO

                                  SCHEDULE 13D
CUSIP No. 50213T104
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Barington Companies Offshore Fund, Ltd.
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [_]
________________________________________________________________________________
3)  SEC USE ONLY
________________________________________________________________________________
4)  SOURCE OF FUNDS      WC
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
              British Virgin Islands
________________________________________________________________________________
                                7)SOLE VOTING POWER
NUMBER OF                                  151,161
SHARES                        __________________________________________________
BENEFICIALLY                    8)  SHARED VOTING POWER
OWNED BY                                   none
EACH                          __________________________________________________
REPORTING                       9)  SOLE DISPOSITIVE POWER
PERSON                                     151,161
WITH                          __________________________________________________
                                10) SHARED DISPOSITIVE POWER
                                           none
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           151,161
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [_]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           4.70%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON
                                           CO

                                  SCHEDULE 13D
CUSIP No. 50213T104
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Offshore Advisors II, LLC                       20-8325785
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [_]
________________________________________________________________________________
3)  SEC USE ONLY
________________________________________________________________________________
4)  SOURCE OF FUNDS            OO
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
________________________________________________________________________________
                                7)  SOLE VOTING POWER
NUMBER OF                                  151,161
SHARES                        __________________________________________________
BENEFICIALLY                    8)  SHARED VOTING POWER
OWNED BY                                   none
EACH                          __________________________________________________
REPORTING                       9)  SOLE DISPOSITIVE POWER
PERSON                                     151,161
WITH                          __________________________________________________
                                10) SHARED DISPOSITIVE POWER
                                           none
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           151,161
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           4.70%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON
                                           IA, OO

                                  SCHEDULE 13D
CUSIP No. 50213T104
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Barington Offshore Advisors, LLC                            20-4797640
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]

                                                                         (b) [X]
________________________________________________________________________________
3)  SEC USE ONLY
________________________________________________________________________________
4)  SOURCE OF FUNDS            OO
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
________________________________________________________________________________
                                7)  SOLE VOTING POWER
NUMBER OF                                   none
SHARES                        __________________________________________________
BENEFICIALLY                    8)  SHARED VOTING POWER
OWNED BY                                    none
EACH                          __________________________________________________
REPORTING                       9)  SOLE DISPOSITIVE POWER
PERSON                                      none
WITH                          __________________________________________________
                                10) SHARED DISPOSITIVE POWER
                                            none
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            none
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            none
________________________________________________________________________________
14) TYPE OF REPORTING PERSON
                                            IA, OO

                                  SCHEDULE 13D
CUSIP No. 50213T104
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Barington Capital Group, L.P.                                 13-3635132
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [_]
________________________________________________________________________________
3)  SEC USE ONLY
________________________________________________________________________________
4)  SOURCE OF FUNDS            WC
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York
________________________________________________________________________________
                                7)  SOLE VOTING POWER
NUMBER OF                                   369,213
SHARES                        __________________________________________________
BENEFICIALLY                    8)  SHARED VOTING POWER
OWNED BY                                    none
EACH                          __________________________________________________
REPORTING                       9)  SOLE DISPOSITIVE POWER
PERSON                                      369,213
WITH                          __________________________________________________
                                10) SHARED DISPOSITIVE POWER
                                            none
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            369,213
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            11.49%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON
                                            PN

                                  SCHEDULE 13D
CUSIP No. 50213T104
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        LNA Capital Corp.                                             13-3635168
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [_]
________________________________________________________________________________
3)  SEC USE ONLY
________________________________________________________________________________
4)  SOURCE OF FUNDS        OO
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
________________________________________________________________________________
                                7)  SOLE VOTING POWER
NUMBER OF                                   369,213
SHARES                        __________________________________________________
BENEFICIALLY                    8)  SHARED VOTING POWER
OWNED BY                                    none
EACH                          __________________________________________________
REPORTING                       9)  SOLE DISPOSITIVE POWER
PERSON                                      369,213
WITH                          __________________________________________________
                                10) SHARED DISPOSITIVE POWER
                                            none
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            369,213
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            11.49%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON
                                            CO

                                  SCHEDULE 13D
CUSIP No. 50213T104
-------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            James Mitarotonda
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [_]
________________________________________________________________________________
3)  SEC USE ONLY
________________________________________________________________________________
4)  SOURCE OF FUNDS            OO
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
________________________________________________________________________________
                                7)  SOLE VOTING POWER
NUMBER OF                                   529,413*
SHARES                        __________________________________________________
BENEFICIALLY                    8)  SHARED VOTING POWER
OWNED BY                                    none
EACH                          __________________________________________________
REPORTING                       9)  SOLE DISPOSITIVE POWER
PERSON                                      529,413*
WITH                          __________________________________________________
                                10) SHARED DISPOSITIVE POWER
                                            none
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            529,413*
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            15.69%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON
                                            IN

*Includes 160,200 shares of the Company's common stock issuable upon exercise of options granted to Mr. Mitarotonda under the Company's stock option plan, which are exercisable within 60 days of February 13, 2007.

      This Amendment No. 24 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 9, 2001 (as amended, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.001 per share (the "Common Stock"), of L Q Corporation, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 888 Seventh Avenue, 17th Floor, New York, NY 10019.

Item 2. Identity and Background.

      Item 2 of the Statement is hereby amended and restated as follows:

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James Mitarotonda (each, a "Reporting Entity" and, collectively, the "Reporting Entities"). As a result of a structural reorganization at Barington Capital Group, L.P., Barington Offshore Advisors, LLC is no longer a beneficial owner of Common Stock of the Company.

      As of February 13, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 529,413 shares of Common Stock (including 160,200 shares of the Issuer's common stock issuable upon exercise of options granted to Mr. Mitarotonda), representing approximately 15.69% of the shares of Common Stock outstanding (assuming exercise of Mr. Mitarotonda's options).

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

      The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

      Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity. (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 of the Statement is hereby amended and supplemented as follows:

      On February 9, 2007, the Reporting Entities purchased an aggregate of 138,277 shares of Common Stock at $1.17 per share in private transactions entered into pursuant to the terms of a stock purchase agreement dated as of February 7, 2007 (the "Stock Purchase Agreement") by and among Ramius Securities, L.L.C., Starboard Value & Opportunity Fund, LLC, Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and Barington Companies Offshore Fund, Ltd. In accordance with the transactions contemplated by the Stock Purchase Agreement, Barington Companies Equity Partners, L.P. purchased 25,050 shares of Common Stock from Starboard Value & Opportunity Fund, LLC for a total cost of approximately $29,308.50, Barington Companies Offshore Fund, Ltd. purchased 34,511 shares of Common Stock from Ramius Securities, L.L.C. and 45,650 shares of Common Stock from Starboard Value & Opportunity Fund, LLC for a total cost of $93,788.37 and Barington Capital Group, L.P. purchased 33,066 shares from Starboard Value & Opportunity Fund, LLC for a total cost of $38,687.22.

      All purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5. Interest in Securities of the Issuer.

      Items 5(a) and 5(b) of the Statement are hereby amended and restated as follows:

      (a) As of February 13, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 92,488 shares of Common Stock, representing approximately 2.88% of the shares of Common Stock presently outstanding based upon the 3,214,408 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006 (the "Issued and Outstanding Shares").

      As of February 13, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 151,161 shares of Common Stock, constituting approximately 4.70% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 92,488 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.88% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 151,161 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 4.70% of the Issued and Outstanding Shares. As of February 13, 2007, Barington Capital Group, L.P. beneficially owns an aggregate of 125,564 shares of Common Stock. As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 92,488 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. As the majority member of Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 151,161 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 369,213 shares, constituting approximately 11.49% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 92,488 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. the 151,161 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 125,564 shares of Common Stock beneficially owned by Barington Capital Group, L.P., representing an aggregate of 369,213 shares of Common Stock, constituting approximately 11.49% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 125,564 shares of Common Stock beneficially owned by Barington Capital Group, L.P., the 92,488 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 151,161 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 369,213 shares of Common Stock, constituting approximately 11.49% of the Issued and Outstanding Shares. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitarotonda also beneficially owns 160,200 shares of Common Stock issuable upon exercise of options granted to Mr. Mitarotonda under the Company's stock option plan, which are exercisable within 60 days of February 13, 2007. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 529,413 shares, constituting approximately 15.69% of the shares of Common Stock outstanding, assuming exercise of Mr. Mitarotonda's options. Mr. Mitarotonda reports sole voting and dispositive power with respect to the 160,200 shares subject to stock options as well as the 125,564 shares owned by Barington Capital Group, L.P., the 92,488 shares owned by Barington Companies Equity Partners, L.P. and the 151,161 shares owned by Barington Companies Offshore Fund, Ltd. by virtue of his authority to vote and dispose of such shares.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a). In addition, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Statement is hereby amended and supplemented as follows:

      On February 7, 2007, Ramius Securities, L.L.C., Starboard Value & Opportunity Fund, LLC, Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and Barington Companies Offshore Fund, Ltd. entered into the Stock Purchase Agreement as further described in Item 3 of the Statement. The Stock Purchase Agreement is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

      The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.                Exhibit Description

--------------------------------------------------------------------------------
99.3 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda dated February 13, 2007 (which supersedes and replaces the Agreement of Joint Filing previously filed as Exhibit 99.1 to the Schedule 13D Amendment No. 23 filed with the SEC on January 11, 2007).
--------------------------------------------------------------------------------
99.4 Stock Purchase Agreement dated as of February 7, 2007 by and among Ramius Securities, L.L.C., Starboard Value & Opportunity Fund, LLC, Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and Barington Companies Offshore Fund, Ltd.
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2007

                                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                    By:  Barington Companies Investors, LLC,
                                    its general partner

                                    By:    /s/ James A. Mitarotonda
                                           -------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member


                                    BARINGTON COMPANIES INVESTORS, LLC


                                    By:    /s/ James A. Mitarotonda
                                           -------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member

                                    BARINGTON COMPANIES OFFSHORE FUND, LTD.


                                    By:    /s/ James A. Mitarotonda
                                           -------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President

                                    BARINGTON OFFSHORE ADVISORS II, LLC

                                    By:    /s/ James A. Mitarotonda
                                           -------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Authorized Signatory


                                    BARINGTON OFFSHORE ADVISORS, LLC

                                    By:    /s/ James A. Mitarotonda
                                           -------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Authorized Signatory

                                    BARINGTON CAPITAL GROUP, L.P.
                                    By: LNA Capital Corp., its general
                                        partner

                                    By:    /s/ James A. Mitarotonda
                                           -------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and CEO

                                    LNA CAPITAL CORP.


                                    By:    /s/ James A. Mitarotonda
                                           -------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and CEO


                                    /s/ James A. Mitarotonda
                                    --------------------------------------------
                                    James A. Mitarotonda

                                   SCHEDULE I

        Directors and Officers of Barington Companies Offshore Fund, Ltd.


Name and Position               Principal Occupation              Principal Business Address
-----------------               --------------------              --------------------------

James A. Mitarotonda            Chairman and Chief Executive      888 Seventh Avenue
Director and President          Officer of Barington Capital      17th Floor
                                Group, L.P.                       New York, NY 10019

Sebastian E. Cassetta           Senior Managing Director and      888 Seventh Avenue
Director                        Chief Operating Officer of        17th Floor
                                Barington Capital Group, L.P.     New York, NY 10019

Jonathan Clipper                Managing Director of              7 Reid Street, Suite 108
Director                        Bedford Management Ltd.           Hamilton HM11, Bermuda

Graham Cook                     Director/Manager, Corporate                      Bison Court
Director                        Services of Byson Financial       P.O. Box 3460
                                Services, Ltd.                    Road Town, Tortola
                                                                  British Virgin Islands

Citigroup Fund Services, Ltd.   Fund Administration               Washington Mall 1, 3rd Flr.
Secretary                                                         22 Church Street
                                                                  Hamilton HM11, Bermuda

Melvyn Brunt                    Chief Financial Officer of        888 Seventh Avenue
Treasurer                       Barington Capital Group, L.P.     17th Floor
                                                                  New York, NY 10019

                                   SCHEDULE II

                          Officers of LNA Capital Corp.

Name and Position               Principal Occupation              Principal Business Address
-----------------               --------------------              --------------------------
James A. Mitarotonda            Chairman and Chief Executive      888 Seventh Avenue
President and CEO               Officer of Barington Capital      17th Floor
                                Group, L.P.                       New York, NY 10019

Sebastian E. Cassetta           Senior Managing Director          888 Seventh Avenue
Secretary                       and Chief Operating Officer of              17th Floor
                                Barington Capital Group, L.P.     New York, NY 10019

Melvyn Brunt                    Chief Financial Officer of        888 Seventh Avenue
Treasurer                       Barington Capital Group, L.P.     17th Floor
                                                                  New York, NY 10019